UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-1004
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-14303
AMERICAN AXLE & MANUFACTURING, INC. SALARIED SAVINGS PLAN
(Full title of the plan)
American Axle & Manufacturing Holdings, Inc.
One Dauch Drive, Detroit, MI 48211-1198

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)
(313) 758-2000

(Registrant’s telephone number,
including area code)

AMERICAN AXLE & MANUFACTURING, INC.
SALARIED SAVINGS PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Assets Available for Benefits as of December 31, 2006 and 2005	3

Statement of Changes in Assets Available for Benefits for the Year Ended December 31, 2006	4

Notes to Financial Statements as of December 31, 2006 and 2005 and for the Year Ended December 31, 2006	5

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2006:

Schedule H, Item 4i – Schedule of Assets Held for Investment Purposes	13

EXHIBITS:

Exhibit 23 - Consent of George Johnson & Company, Independent Registered Public Accounting Firm	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
June 21, 2007
To the Participants and Plan Administrator
American Axle & Manufacturing, Inc. Salaried Savings Plan
Detroit, Michigan
We have audited the accompanying statements of assets available for benefits of the American Axle & Manufacturing, Inc. Salaried Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the aforementioned financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 2, during the year ended December 31, 2006, the Plan changed its method of presentation of collective trust funds holding fully benefit-responsive investment contracts in accordance with the provisions of Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.”

Participants and Plan Administrator
American Axle & Manufacturing, Inc. Salaried Savings Plan
June 21, 2007
Page Two
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (CONTINUED)
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2006 is presented for purposes of complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ GEORGE JOHNSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
Detroit, Michigan

AMERICAN AXLE & MANUFACTURING, INC.
SALARIED SAVINGS PLAN
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Participant-directed investments:
Investments, at fair value (Notes 2 and 3):
Investments in registered investment companies	$111,688,640	$94,182,264
Common stock — American Axle & Manufacturing Holdings, Inc.	3,891,514	3,654,957
Collective trust fund	11,905,450	11,774,080
Participant loans receivable	2,616,316	2,403,027

Total Investments	130,101,920	112,014,328

Receivables:
Participant contributions	440,396	398,374
Employer contributions	115,100	110,598

Total Receivables	555,496	508,972

Total Assets Reflecting All Investments at Fair Value	130,657,416	112,523,300

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 3)	142,747	175,156

TOTAL ASSETS AVAILABLE FOR BENEFITS	$130,800,163	$112,698,456

See accompanying notes to financial statements.

AMERICAN AXLE & MANUFACTURING, INC.
SALARIED SAVINGS PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2006

Participant-
Directed
Investments
ADDITIONS:
Participant contributions	$10,045,672
Employer contributions	3,089,249

Total Contributions	13,134,921

Interest income on participant loans	125,449
Dividends	7,393,518
Net appreciation in fair value of investments (Note 3)	8,531,780

Total Additions	29,185,668

DEDUCTIONS:
Benefits paid to participants	11,069,591
Administrative expenses	14,370

Total Deductions	11,083,961

INCREASE IN ASSETS AVAILABLE FOR BENEFITS	18,101,707

ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	112,698,456

ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$130,800,163

See accompanying notes to financial statements.

AMERICAN AXLE & MANUFACTURING, INC.
SALARIED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006

1.	DESCRIPTION OF THE PLAN

General - The following description of the American Axle & Manufacturing, Inc. Salaried Savings Plan (the “Plan”) provides only general information. Participants should refer to the summary plan description for more complete details of the Plan’s provisions. Copies of the summary plan description are available from the human resource department of American Axle & Manufacturing, Inc. (the “Company”).

The Plan, established March 1, 1994, is a defined contribution plan covering substantially all U.S. salaried employees of the Company and salaried employees of the Company’s U.S. subsidiaries. The Company may amend, modify, suspend, or terminate the Plan to the extent not prohibited by the Plan. No amendment, modification, suspension, or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of participants or their beneficiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions - The Plan provides for each participant to contribute from 1% to 40% of his or her eligible earnings. Participant contributions may be made on a pre-tax or after-tax basis. In 2006, participant contributions up to 6% of eligible salary received a matching amount equal to 50% from the Company. Participants over age 50 were eligible to contribute an additional $5,000 for the 2006 calendar year as a catch-up contribution. Certain limitations exist as defined in the Plan agreement as to maximum contribution amounts. Additionally, participants may transfer funds into the Plan from other qualified plans. Employee participation is voluntary.

The Plan has been amended, effective January 1, 2007. Under the amended Plan, Company matching contributions increased to 50% of salaried associates’ contributions, up to 10% of eligible salary. Also effective January 1, 2007, participants in the Company’s salaried retirement programs whose benefits were frozen on December 31, 2006 receive an additional annual retirement contribution between 3% to 5% of eligible salary, depending on years of service.

Vesting - Contributions made by participants shall vest immediately upon allocation to the account of the participant. The Company’s contributions and earnings thereon shall vest upon the attainment of three years of credited service. Assets representing Company contributions which are not vested prior to a participant’s withdrawal or termination of employment shall be applied to reduce subsequent Company contributions. If the Plan is terminated, any amount not so applied shall be credited ratably to the accounts of all participants.

AMERICAN AXLE & MANUFACTURING, INC.
SALARIED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006

1.	DESCRIPTION OF THE PLAN (CONTINUED)

Investment Options - Participants may direct investments to be split among any of the investment fund options available.

Participant Loans - The Plan allows participants to borrow against their account balances with repayment through payroll deductions. Loans may range from a minimum of $1,000 to a maximum of $50,000 or 50% of the participant’s vested account balance, whichever is less.

Hardship Withdrawals - The Plan provides for early withdrawal of savings in the event of a participant’s financial hardship. A financial hardship is considered to be those amounts necessary to prevent an eviction from, or mortgage foreclosure on, the participant’s principal residence, extraordinary medical expenses for one or more members of the participant’s immediate family not covered by insurance, post-secondary tuition for one or more members of the participant’s immediate family, or the purchase or construction of a principal place of residence. A financial hardship exists only when funds are not reasonably available from the participant’s other sources, and the amount withdrawn must not exceed the amount needed in the situation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General - The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Change in Accounting Principle - In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.” Under this FSP, investment contracts held by a defined contribution plan, including collective trust funds holding investment contracts, are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

AMERICAN AXLE & MANUFACTURING, INC.
SALARIED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Change in Accounting Principle (continued) - As required by the FSP, the statements of assets available for benefits present the fair value of the collective trust fund holding investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in assets available for benefits is prepared on a contract value basis. The provisions of the FSP have been retroactively applied to the accompanying 2005 financial statements. The application of the FSP has not impacted assets available for benefits as of December 31, 2006 or 2005.

Valuation of Investments - The Plan’s investments are stated at fair value. The shares of registered investment companies and common stock, as well as the units of collective trust funds, are valued at quoted market prices that represent the asset value of the shares or units held by the Plan at year-end. Participant loans are recorded at cost, which approximates fair value.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits at the date of the financial statements and the reported amounts of increases or decreases in assets available for benefits during the reporting period. Actual results could differ from those estimates. The Plan invests in various securities, including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for benefits.

AMERICAN AXLE & MANUFACTURING, INC.
SALARIED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006

3.	INVESTMENTS

The fair value of individual investments that exceed five percent of the Plan’s assets available for benefits is as follows as of December 31, 2006 and 2005:

	2006		2005
	Number		Number
	of Shares	Fair	of Shares	Fair
	or Units	Value	or Units	Value
Fidelity Low-Priced Stock Fund	896,092.205	$39,015,855	898,661.278	$36,701,327
Spartan U.S. Equity Index Fund	460,725.642	23,119,213	474,765.242	20,965,633
Fidelity Diversified International Fund	544,688.037	20,126,223	415,043.201	13,505,506
Fidelity Managed Income Portfolio II Fund	12,048,196.850	11,905,450	11,949,235.850	11,774,080
Fidelity Freedom 2020 Fund	425,993.794	6,615,684	376,421.147	5,537,155
The Plan’s investment in the Fidelity Managed Income Portfolio II Fund includes wrapper contracts with a fair value of $753 and $2,355 as of December 31, 2006 and 2005, respectively.

For the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common stock — American Axle & Manufacturing Holdings, Inc.	$91,879
Investments in registered investment companies	8,439,901

Net Appreciation in Value	$8,531,780

AMERICAN AXLE & MANUFACTURING, INC.
SALARIED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006

3.	INVESTMENTS (CONTINUED)

As of December 31, 2006 and 2005, the Plan held the following investments with various parties-in-interest:

	2006	2005
Registered investment companies managed by Fidelity Management Trust Company (“Fidelity”)	$99,779,367	$84,559,429
Collective trust fund managed by Fidelity (at contract value)	12,048,197	11,949,236
Common stock — American Axle & Manufacturing Holdings, Inc.	3,891,514	3,654,957
Participant loans receivable	2,616,316	2,403,027

	$118,335,394	$102,566,649

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company reserves the right to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA and any applicable agreements. In the event of Plan termination, each participant would have a nonforfeitable right to his or her total account balance as of the date of termination. Company contributions and earnings thereon which are not vested at the time of termination would be credited ratably to the accounts of all participants.

5.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Fees for accounting, legal, and trustee services were paid by the Company on behalf of the Plan. The fees paid by the Company for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

Certain investments held by the Plan as of December 31, 2006 and 2005 are managed by Fidelity, the trustee and custodian of the Plan. Such investments fall within the investment guidelines of the Plan and are considered parties-in-interest. See Note 3 for investments held by the Plan with various parties-in-interest.

AMERICAN AXLE & MANUFACTURING, INC.
SALARIED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006

6.	INCOME TAX STATUS

The Plan obtained its latest determination letter on August 31, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of assets available for benefits from the financial statements to Form 5500 as of December 31, 2006:

Assets available for benefits, financial statements	$130,800,163
Less: Adjustment to reflect fully benefit-responsive investment contracts at fair value	(142,747)

Assets Available for Benefits, Form 5500	$130,657,416

The collective trust fund, which holds fully benefit-responsive investment contracts, is adjusted to contract value in the accompanying financial statements. Such investments are required to be reported at fair value on Form 5500.

The following amounts recorded on Form 5500 are not recorded on the financial statements:

Net investment loss from common and collective trusts	$(142,747)

AMERICAN AXLE & MANUFACTURING, INC.
SALARIED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006

8.	NEW ACCOUNTING PRONOUNCEMENTS

The FASB has issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” and SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115.” SFAS No. 157 defines “fair value,” establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. SFAS No. 159 provides entities with the option of recording many financial instruments and certain other items at fair value and further modifies disclosure requirements regarding such fair values. SFAS No. 157 and SFAS No. 159 apply to the Plan’s financial statements for the year ending December 31, 2008. The Plan has not determined the impact, if any, on its financial statements of implementing these Statements.

The FASB has also issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes.” FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes,” prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 applies to the Plan’s financial statements for the year ending December 31, 2007. The Plan’s management does not anticipate the implementation of this Interpretation to have any impact on the Plan’s financial statements.

SUPPLEMENTAL SCHEDULE

AMERICAN AXLE & MANUFACTURING, INC.
SALARIED SAVINGS PLAN
(Federal Employer Identification Number: 38-3138388; Plan Number: 005)
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (Form 5500, Schedule H, Item 4i)
DECEMBER 31, 2006

		Description of Investment
		(Including Maturity Date,
Party-in-	Identity of Issue, Borrower,	Rate of Interest, Collateral,			Current
Interest	Lessor, or Similar Party	and Par or Maturity Value)	Cost		Value
	Registered Investment Companies:
	Managed by Fidelity Management Trust Company:
*	Fidelity Low-Priced Stock Fund	896,092.205 shares	(a	)	$39,015,855
*	Fidelity Diversified International Fund	544,688.037 shares	(a	)	20,126,223
*	Fidelity Freedom Income Fund	98,579.041 shares	(a	)	1,137,602
*	Fidelity Freedom 2000 Fund	58,605.643 shares	(a	)	730,226
*	Fidelity Freedom 2010 Fund	110,371.996 shares	(a	)	1,613,638
*	Fidelity Freedom 2020 Fund	425,993.794 shares	(a	)	6,615,684
*	Fidelity Freedom 2030 Fund	313,442.605 shares	(a	)	5,024,485
*	Fidelity Freedom 2040 Fund	252,789.163 shares	(a	)	2,396,441
*	Spartan U.S. Equity Index Fund	460,725.642 shares	(a	)	23,119,213

					99,779,367

	Other:
	PIMCO Total Return Institutional Class Fund	452,685.567 shares	(a	)	4,698,876
	PIMCO High Yield Institutional Class Fund	302,062.446 shares	(a	)	2,987,398
	Domini Social Equity R Fund	46,336.009 shares	(a	)	585,687
	Munder Small Cap Value Y Class Fund	80,710.469 shares	(a	)	2,371,274
	American Beacon Small Cap Value
	Institutional Class Fund	58,531.599 shares	(a	)	1,266,038

					111,688,640

	Common Stock:
*	American Axle & Manufacturing Holdings, Inc.	204,924.402 shares	(a	)	3,891,514

	Collective Trust Fund:
*	Fidelity Managed Income Portfolio II Fund (including wrapper contracts)	12,048,196.850 units	(a	)	11,905,450

	Participant Loans Receivable:
*	Plan participants	Loans receivable; interest rates
		ranged from 7.25 percent to
		8.25 percent during 2006	$-0-		2,616,316

					$130,101,920

(a)	- These are participant-directed investments; therefore, the cost is not required to be reported.
There were no investment assets reportable as acquired and disposed of during the year ended December 31, 2006.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
This information shall not be deemed “filed” for purposes of the Securities Exchange Act of 1934 (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

AMERICAN AXLE & MANUFACTURING, INC. SALARIED SAVINGS PLAN

June 28, 2007
/s/ Michael K. Simonte Michael K. Simonte
Vice President – Finance & Chief Financial Officer
American Axle & Manufacturing Holdings, Inc.

AMERICAN AXLE & MANUFACTURING, INC.
SALARIED SAVINGS PLAN

Page
EXHIBITS:

Exhibit 23 - Consent of George Johnson & Company, Independent Registered Public Accounting Firm	16